A/B

S03/6/03 [illegible]

SECURITIES [illegible] 03014841 [illegible]ON
Wasnmgton, D.C. 20549

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SEC FILE NUMBER
8-52140

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ARCHIPELAGO SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
100 South Wacker Drive Suite 2000
(No. and Street)

Chicago	**IL**	**60606-5173**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Patrick Murphy **(312) 960-1696**
(Area Code – Telephone No.)

PROCESSED
APR 21 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 05 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Patrick Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Archipelago Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

"OFFICIAL SEAL"
THERESE FAYE WALLACE
Notary Public, State of Illinois
My Commission Expires 6/14/2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2002

Contents

STATEMENT OF FINANCIAL CONDITION

Archipelago Securities, LLC

December 31, 2002
with Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Member of
Archipelago Securities, LLC

We have audited the accompanying statement of financial condition of Archipelago Securities, LLC (the "Company") as of December 31, 2002. This statement of financial condition is the responsibility of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Archipelago Securities, LLC at December 31, 2002 in conformity with generally accepted accounting principles in the United States.

Ernst & Young LLP

February 21, 2003

Archipelago Securities, LLC

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 25,606,196
Receivables from brokers, dealers, and customers (net of allowance for doubtful accounts of $3,431,673)	17,965,980
Receivables from Members of Parent and affiliates	20,992,652
Fixed assets (net of accumulated depreciation and amortization of $624,957)	672,689
Other assets	102,714
Total assets	$ 65,340,231
Liabilities and Member's equity	
Liabilities:	
Accounts payable, accrued expenses, and other liabilities	$ 3,120,183
Payable to brokers, dealers, customers, and affiliates	29,131,055
Payables to Members of Parent and affiliates	8,692,593
	40,943,831
Member's equity	24,396,400
Total liabilities and Member's equity	$ 65,340,231

See accompanying notes.

Archipelago Securities, LLC

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Archipelago Securities, LLC ("the Company"), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, LLC ("the Parent"), a Delaware limited liability company.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company does not carry security accounts for customers or perform custodial functions relating to customer securities, and, accordingly, is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

The Company's primary business activity includes the operation of an "electronic communications network" ("ECN") as defined under Rules 11Ac1-1 and 11Ac1-4 of the Exchange Act. An ECN is an order execution system through which orders received exclusively from other brokers or dealers or institutions involving Nasdaq (a division of the NASD) and listed securities are executed on an agency basis.

The Company clears all transactions through an affiliated broker-dealer (the "Clearing Broker") pursuant to its fully-disclosed clearing agreement.

The Parent acquired RediBook ECN LLC ("Redibook"), effective March 18, 2002, in a transaction accounted for as a purchase. The business combination was effected through an exchange of equity interests whereby the Parent issued limited liability company interest to all holders of interests in RediBook in exchange for all of such holders' interests in RediBook. At the closing of the transaction, RediBook became a wholly-owned subsidiary of the Parent. Effective July 2, 2002, Redibook changed its name to Archipelago Securities, LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit at banks and money market funds.

Receivables from Brokers, Dealers and Customers

Receivables consist of accrued commissions from related and non-related subscribers and non-subscribers for transactions executed through the Company's ECN, amounts due from the Clearing Broker and other miscellaneous receivables.

Fixed Assets

Furniture and equipment are depreciated on an accelerated basis or a straight line basis depending on their useful lives, which range from three to seven years.

Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value.

Income Taxes

The Company is a single member limited liability company and has selected, for federal, state and local income tax purposes, to be treated as a division of the Parent. All items of income, expense, gain and loss of the Company are therefore included in the partnership returns of income of the Parent. In turn, pursuant to the statutes and regulations of the applicable federal, state and local taxing authorities, items of income, expense, gain and loss of the Parent are generally reportable on the tax returns of its members. Accordingly, the financial statements of the Company include no provision for income taxes.

3. Fixed Assets

Fixed assets consist of the following as of December 31, 2002:

Computers and equipment	$ 917,409
Software and other	380,237
	1,297,646
Accumulated depreciation and amortization	(624,957)
	$ 672,689

4. Related Party Transactions

The Company clears its transactions through an affiliated clearing broker. In addition, the Company has entered into a servicing agreement with this affiliated broker-dealer for them to provide for the development, operation, management and support of the ECN for which the Company pays a monthly fee.

Certain principal owners of the Parent ("Members of Parent") and affiliates execute transactions through the Company's ECN and were charged a commission by the Company for such activities.

Certain Members of Parent provide routing services for listed securities through the New York Stock Exchange, Inc. on behalf of the Company.

A Member of Parent receives execution fees for trades executed through the Company's ECN that are passed through to the Member of Parent's ECN.

A certain affiliate provided software and other technology related services on behalf of the Company in connection with the operation of the Company's ECN.

As of December 31, 2002, receivables from Members of Parent and affiliates consisted of the following:

Accrued commissions from subscribers	$10,227,213
Amount due from Clearing Broker	4,457,257
Amounts due from Parent and affiliates	6,308,182
	$20,992,652

4. Related Party Transactions (continued)

Amounts due from Parent and affiliates arise from various transactions such as reimbursement of expenses incurred for communications, lease arrangements and other operating expenses.

As of December 31, 2002, payables to Members of Parent and affiliates consisted of the following:

Pass through fees due to Member of Parent	$5,763,514
Clearing and routing fees due to Clearing Broker	2,409,946
Software fees due to Affiliate	469,943
Other	49,190
	$8,692,593

In the opinion of management, related party transactions were made at prevailing rates, terms and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features.

5. Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions for institutional customers and other broker-dealers, which are cleared and settled by an affiliated broker-dealer. Pursuant to the clearing agreement, the Company is required to reimburse the affiliated broker-dealer for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. Therefore, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Customer trades pending at December 31, 2002 were settled without an adverse effect on the Company's financial statements taken as a whole.

Cash balances are maintained at major United States financial institutions at December 31, 2002.

5. Credit Risk (continued)

The Company's exposure to credit risk can be directly impacted by volatile securities markets that may impair the ability of counter parties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

6. Commitments and Contingencies

The Company leases various office space under non-cancelable operating leases. The future minimum commitments under these non-cancelable operating leases at December 31, 2002 are as follows:

2003	$ 599,439
2004	564,000
2005	571,822
2006	373,066
	$ 2,108,327

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $1,000,000 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. At December 31, 2002, the Company's net capital of $3,681,435 was $2,681,435 in excess of required net capital.

8. Stock Option Plan

Employees of the Company are covered under the Parents Stock Option Plan that provides for the granting of restricted stock options. Employees and directors are granted options to purchase shares of the Parent at a price equal to the fair value of the shares at the date of grant.

8. Stock Option Plan (continued)

Such options are granted for a period of up to ten years and typically vest over a five-year period. The Parent has elected to follow APB No.25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock options. Therefore, no compensation costs related to option grants have been recognized in the statement of operations.